15046013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. Wacker Drive, Ste. 1804
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Curtis Spears~~ ~~312-376-4505~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 E. State Street, Ste. 608 (Address) Rockford (City) Illinois (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis Spears, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andes Capital Group, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
HEATHER A INGEMALDSON
Notary Public - State of Illinois
My Commission Expires Feb 23, 2017

Signature

President/CEO/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDES CAPITAL GROUP, LLC

ANNUAL AUDIT REPORT
For the Years Ended
December 31, 2014 and 2013

TABLE OF CONTENTS

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

Board of Directors
Andes Capital Group, LLC
Chicago, Illinois

We have audited the accompanying financial statements of Andes Capital Group, LLC, which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Andes Capital Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

The prior year comparative information has been derived from the Company's 2013 financial statements, which were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their reports dated February 24, 2014.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted in the United States of America.

The information on pages 12 through 15 has been subjected to audit procedures performed in conjunction with the audit of Huron Transaction Advisory, LLC's financial statements. The supplemental information is the responsibility of Huron Transaction Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as whole.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 12, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

ANDES CAPITAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS	2014	2013
CURRENT:		
Cash and cash equivalents	$ 245 969	$ 81
Commissions receivable	28 710	1 851
Cash on deposit with clearing broker	43 681	25 681
Security deposit	2 400	2 400
Furniture and equipment, at cost, less accumulated depreciation of $39,362 and $39,274, respectively	9 180	8 609
TOTAL ASSETS	$ 329 940	$ 38 622
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 5 358	$ 6 000
TOTAL LIABILITIES	5 358	6 000
MEMBERS' EQUITY	324 582	32 622
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 329 940	$ 38 622

See independent accountants' audit report and notes to financial statements.

ANDES CAPITAL GROUP, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2014 and 2013

	2014	2013
COMMISSIONS AND FEE INCOME	$ 160 393	$ 339 276
OPERATING EXPENSES:		
Guaranteed payments to partners	41 230	105 596
Outside services	96 235	55 034
Bloomberg services	18 074	19 247
Bank charges	999	1 537
Contributions	1 000	-
Entertainment/promotion	18 740	25 842
Illinois replacement tax	1 099	2 267
Travel	27 362	31 169
Vehicle expense	247	4 279
Advertising	1 000	-
Office expense	29 913	23 202
Depreciation	88	168
Dues and subscriptions	22 445	27 404
Insurance	1 899	1 816
Rent	18 425	35 614
Professional fees	95 474	41 478
Telephone	3 431	8 966
Licenses and permits	647	2 040
Conferences and meetings	2 125	-
	380 433	385 659
NET LOSS	$(220 040)	$(46 383)

See independent accountants' audit report and notes to financial statements.

ANDES CAPITAL GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2014 and 2013

	2014	2013
Beginning balance	$ 32 622	$ 81 048
Net loss	(220 040)	(46 383)
Members' contributions	512 500	-
Members' distributions	(500)	(2 043)
Ending balance	$ 324 582	$ 32 622

See independent accountants' audit report and notes to financial statements.

ANDES CAPITAL GROUP, LLC

STATEMENTS OF CASH FLOW
For the Years Ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$(220 040)	$ 46 383)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	88	168
Decrease (increase) in commissions receivable	(26 859)	50 637
Decrease in accounts payable	(642)	(2 298)
Increase in cash on deposit clearing broker	(18 000)	-
Total adjustments	(45 413)	48 507
Net cash provided by (used) for operating activities	(265 453)	2 124
CASH FLOWS FROM INVESTING ACTIVITIES,		
Purchase of assets	(659)	-
CASH FLOWS FROM FINANCING ACTIVITIES,		
Members' contributions	512 250	-
Members' distributions	(500)	(2 043)
Net cash provided by (used) for financing activities	512 000	(2 043)
NET INCREASE (DECREASE) IN CASH	245 888	81
CASH AND CASH EQUIVALENTS, beginning of year	81	-
CASH AND CASH EQUIVALENTS, end of year	$ 245 969	$ 81
SUPPLEMENTAL CASH FLOW DISCLOSURE,		
Cash paid during the year for Illinois replacement tax	$ 1 099	$ 2 267

See independent accountants' audit report and notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Andes Capital Group, LLC (Company) is an Illinois Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base. Services include: origination, underwriting, distribution and trading of municipal bonds; sales, trading and execution of equities; sales, trading and underwriting for directed investment and private equity for taxable fixed income; commission recapture and research.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation.

Receivable from Clearing Broker

Management believes that, based on industry practice and collection history, the balance receivable from its clearing broker at December 31, 2014, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded (See Note 5).

Furniture and Equipment

Property and equipment are stated at cost and are depreciated using straight-line and accelerated methods over estimated useful lives ranging from 5-7 years.

Income Taxes

Since the Company is a limited liability company, it files a partnership return for income tax purposes; therefore, there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members, and is reported on their individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company follows the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2014 and 2013.

Revenue Recognition
Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from the trade date basis.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, commissions receivable and accounts payable for which recorded values approximate fair values based on their short-term nature.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at December 31, 2014, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital of $313,002 and $21,613, which was $308,002 and $16,613 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.71% and 27.76% to 1 at December 31, 2014 and 2013, respectively.

NOTE 4 - OPERATING LEASE

The Company leases its operating facility under a month to month lease. The lease requires monthly lease payments of $1,250. At December 31, 2014 and 2013, rent expense for this lease totaled $15,000 and $13,200 for the years ended December 31, 2014 and 2013, respectively.

NOTE 4 - OPERATING LEASE (Continued)

In addition, the Company rented on a month-to-month basis apartments to be used by Company personnel while on business trips to other cities. Rent for these apartments totaled $3,425 and $22,414 for the years ended December 31, 2014 and 2013, respectively. The Company's total rent expense was $18,425 and $35,614 for the years ended December 31, 2014 and 2013.

NOTE 5 - CLEARING AGREEMENT

The Company is an introducing broker, and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2014 and 2013, had no amounts or securities due to clearing brokers from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, it maintains with its clearing broker a money market account to be used as a security deposit. The amount of cash on deposit with the security broker was $43,681 and $25,681 at December 31, 2014 and 2013, respectively.

Receivables from the clearing broker arise in the ordinary course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

NOTE 6 - MAJOR CUSTOMERS

Commission and fee income from institutional clients in excess of 10 percent of total commission and fee income is as follows:

	2014	2013
Customer 1	$ -	$ 100,000
Customer 2	126,000	75,000
Customer 3	-	50,000
Customer 4	-	75,000
Customer 5	21,000	-

ANDES CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 324,582
Deduct non-allowable assets:	
Furniture and equipment, net of accumulated depreciation	(9,180)
Security deposit	(2,400)
NET CAPITAL	313,002
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 308,002
EXCESS NET CAPITAL AT 120%	$ 307,002

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 5,358
Ratio: Aggregate indebtedness to Net Capital	1.71%

ANDES CAPITAL GROUP, LLC

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT

December 31, 2014

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 284,292
Audit adjustment:	
Accounts receivable	28,710
Net capital as currently reported on Schedule I	$ 313,002

ANDES CAPITAL GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment companies, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

ANDES CAPITAL GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment companies, and promptly transmits all customer funds and securities to RBC Correspondent Services, and other qualified investment companies, which carries all pertaining thereto pursuant to the requirements of Rule 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

BEGGIN TIPP LAMM LLC
CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Report of Independent Registered Public Accounting Firm

To the Members
Andes Capital Group, LLC
Chicago, Illinois

We have reviewed management's statements, including in the accompanying exemption report, in which (1) Andes Capital Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Andes Capital Group, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii)and (2) Andes Capital Group, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Huron Transaction Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huron Transaction Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 12, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

Andes Capital Group, LLC
205 W. Wacker Drive Ste. 1804
Chicago, Illinois 60606

Andes Capital Group's Exemption Report

Andes Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Andes Capital Group, LLC

I, Curtis Spears**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.**

By: [signature]

Title: President/CEO

February 12, 2015

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

Independent Accountants' Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Andes Capital Group, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Andes Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Andes Capital Group, LLC's compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Andes Capital Group, LLC's management is responsible for Andes Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Andes Capital Group, LLC's Statement of Operations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Beggin Tipp Lamm, LLC

Rockford, Illinois
February 12, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601